

REIFY.
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Philip Michael · 2nd

I want to create 100,000 millionaires by 2030.

NYCE Companies

New York, New York, United States ·

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500+ connections



5 mutual connections: Jonny Price, Justin Renfro, and 3 others

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Philip Michael Is a Real Estate Entrepreneur on a Mission

Commercial Observer

The developer wants to open CRE investment to more people — and create...

So last night, myself, Martin (Brait
and Adam David Lynd CPM® were
FaceTime, just shooting the ****, c
life.

Denmark had just played, defeatir
Dave and I were discussing a deal

Anyway, it's after the game, we're
dissecting stuff, plays. Keeping th
staying motivated—"#GOAT Capa



27 · 2 comments

Experience



CEO, NYCE (the wealth companies)
NYCE Companies · Full-time
Jan 2017 – Present · 4 yrs 7 mos
Greater New York City Area

NYCE is a fintech holding company with subsidiaries in real estate, venture capital, tech and media. Our mission is to help 100K Millennials from underserved communities become millionaires.

- Built a self-funded eight-figure real estate development portfolio since 2017
- Developing luxury smart tech buildings in Philade …see more



wealthlab.
3 yrs 7 mos

Editor-in-chief, wealthlab.co
Jan 2018 – Present · 3 yrs 7 mos
New York, United States

wealthlab is a Google News-approved digital media/events affiliate of NYCE. Our mission is to empower and educate 100K+ Millennials with the tools to become self-made millionaires. …see more

Host/Producer, #MoneyTalks: Late Nights
Apr 2020 – Present · 1 yr 4 mos
New York, United States

#MoneyTalks: Late Nights is a daily late-night talk show on IGTV/IG Live. The show hosts prominent guests in a chill atmosphere, with a breathtaking backdrop of New York City's East River. …see more

Bestselling author, Real Estate Wealth Hacking
Real Estate Wealth Hacking: How To 10x Your Net Worth In 18 Months
Jun 2018 – Present · 3 yrs 2 mos

A step-by-step blueprint for anyone starting out to 10x their net worth through real estate investing. Number 1 new release and two-time bestselling author in two categories.



National Editor/Director, Content Strategy

Bisnow

Aug 2015 – May 2016 · 10 mos

Greater New York City Area

Oversaw the national newsroom, editorial recruitment and native advertising department leading up to the company's $50M sale:

...see more

On-air host, SiriusXM, At the Fights

TV/Radio

Jul 2014 – Jul 2015 · 1 yr 1 mo

Greater New York City Area

Co-hosted the largest boxing radio show in the world, alongside Randy Gordon and Gerry Cooney, under the alias "The Shadow." An investigative on-air personality, I broke a number of stories, including significant deaths, fixe ...see more

Skills & endorsements

Content Strategy · 8

Ken D. Singh and 7 connections have given endorsements for this skill

Entrepreneurship · 5

Ken D. Singh and 4 connections have given endorsements for this skill

Critical thinking · 4

Emmanuel Okosisi and 3 connections have given endorsements for this skill

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